111 Huntington Ave., Boston, Massachusetts  02199-7632
Phone 617-954-5000

December 19, 2019

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Request for Withdrawal of Form N-8F Deregistration Application for MFS® Variable Insurance Trust II (File No. 811-03732) (Accession number 0000912938-19-000533)

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust II (the "Trust"), the Trust respectfully requests that the U.S. Securities and Exchange Commission ("the Commission") consents to the withdrawal of the above-referenced Form N-8F deregistration application that was filed pursuant to section 8(f) of the Investment Company Act of 1940, as amended.  The Application was filed with the Commission on October 15, 2019, and accepted on October 16, 2019.

This request for withdrawal is being made as the above-referenced Form N-8F was inadvertently filed under an incorrect CIK number.  We did not intend to apply for deregistration on behalf of the Trust.  This request is being submitted in accordance with discussions held with the Commission on October 17, 2019, and December 16, 2019.

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-5000 or Lisa Foley at (617) 954-6634.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President & Assistant General Counsel

SAP/ccs